UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _)*

Wisdom Homes of America, Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

97717U103

(CUSIP Number)

Brian A. Lebrecht

c/o Clyde Snow & Sessions, P.C.

201 South Main Street, Suite 1300

Salt Lake City, UT 84111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98884U108	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James Pakulis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 24,817,290
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 24,817,290
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,817,290
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.93%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 97717U103	13D	Page 3 of 6 Pages

Item 1. Security and Issuer.

 This Statement on Schedule 13D relates to the common stock, par value $0.001, of Wisdom Homes of America, Inc., a Nevada corporation (the "Company"). The Company's current principal executive offices are located at 500 North Northeast Loop 323, Tyler, TX 75708.

Item 2. Identity and Background.

This Statement is being filed by James Pakulis (sometimes referred to as the "Reporting Person"). Mr. Pakulis' address is: c/o the Company, 500 North Northeast Loop 323, Tyler, Texas 75708. Mr. Pakulis is the sole officer and director of the Company. During the last five years, Mr. Pakulis has not been convicted in a criminal proceeding. During the last five years, Mr. Pakulis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law. Mr. Pakulis is a citizen of the United States.

Item 3. Source or Amount of Funds or Other Consideration.

The Reporting Person first became subject to the reporting requirements of Section 13D on April 8, 2013. At that time, the Reporting Person owned 27,817,290 Shares. For purposes of this Section 13D, the term "Share" or "Shares" means common stock of the Company. Assuming a total of 38,027,967 Shares outstanding, the Reporting Person then owned 73.15% of the outstanding Shares.1

On July 16, 2013, the Reporting Person acquired 150,000 Shares from the Company. At that time, the Reporting Person owned 27,967,290 Shares. Assuming a total of 38,027,967 Shares outstanding,2 the Reporting Person then owned 73.54% of the outstanding Shares.

On October 15, 2013, the Reporting Person transferred 2,000,000 Shares from to Adnant, LLC. At that time, the Reporting Person owned 25,967,290 Shares. Assuming a total of 38,972,967 Shares outstanding,3 the Reporting Person then owned 66.63% of the outstanding Shares.

On October 17, 2014, the Reporting Person transferred 150,000 Shares to the Rebecca C. Barney Living Trust U/A/D February 25, 2000. At that time, the Reporting Person owned 25,817,290 Shares. Assuming a total of 45,168,772 Shares outstanding,4 the Reporting Person's then owned 57.16% of the outstanding Shares.

On April 28, 2015, the Reporting Person, through the escrow account at R.H. Daignault Law Corporation, transferred 1,000,000 Shares to Richard Jeffs. At that time, the Reporting Person owned 24,817,290 Shares. Assuming a total of 57,702,105 Shares outstanding,5 the Reporting Person then owned 43.01% of the outstanding shares.

__________________

1 A portion of the Shares held by Mr. Pakulis are held of record by R.H. Daignault Law Corporation, In Trust, pursuant to an escrow agreement between them and the parties who assigned certain debts to Pakulis prior to its conversion into the Shares. Mr. Pakulis maintains investment control, including the power of disposition and voting, over the shares.

2 Total taken from 10-Q filed on May 15, 2013

3 Total taken from 10-Q filed on August 2, 2013

4 Total taken from 10-Q filed on August 14, 2014.

5 Total taken from 10K/A filed on April 1, 2015.

CUSIP No. 97717U103	13D	Page 4 of 6 Pages

Item 4. Purpose of Transaction.

The Reporting Person purchased the Shares based on the Reporting Person's belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person has and may continue to endeavor to increase or decrease his position in the Company through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the following:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)

Any other material change in the Company's business or corporate structure, including but not limited to, if the company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerate above.

The Reporting Person intends to review his investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Company as he deems appropriate, including: purchasing additional Shares, exercising warrants to purchase Shares, selling some or all of his Shares, or changing his intention with respect to any and all matters referred to in Item 4.

CUSIP No. 97717U103	13D	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

(a)

The Reporting Person now beneficially owns 24,817,290 shares of the Company's common stock. Based on 146,594,770 Shares issued and outstanding as reported on the Company's Form 10-Q for the period ended September 30, 2015, the Reporting Person currently owns 16.93% of the outstanding shares of the Company's common stock.

(b)	The Reporting Person owns the following rights with respect to the shares of the Company's common stock beneficially owned by him as of the date of this report:

Sole Voting Power: 24,817,290

Shared Voting Power: -0-

Sole Dispositive Power: 24,817,290

Shared Dispositive Power: -0-

(c)	None.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

By the Stock Issuance and Release Agreement dated effective as of June 5, 2013, the Company issued to the Reporting Person One Hundred Fifty Thousand (150,000) Shares in the Company.

By the Stock Purchase Agreement dated October 15, 2013, the Reporting Person sold to Adnant, LLC, Two Million (2,000,000) Shares in the Company.

Item 7. Material to Be Filed as Exhibits.

Stock Purchase Agreement dated October 15, 2013, between the Reporting Person and Adnant, LLC.

Stock Issuance and Release Agreement dated June 5, 2013, between the Company and the Reporting Person.

CUSIP No. 97717U103	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12.10.15	By:	/s/ James Pakulis
James Pakulis